Securities and Exchange Commission

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d/16 of

the Securities Exchange Act of 1934

November 2012

AEGON N.V.

AEGONplein 50

2591 TV THE HAGUE

The Netherlands

AEGON’s press release, dated November 8, 2012, is included as appendix and incorporated herein by reference.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AEGON N.V.
(Registrant)

Date: November 8, 2012	By	/s/ E. Lagendijk
E. Lagendijk
Executive Vice President and
General Counsel

The Hague – November 8, 2012

AEGON delivers strong earnings growth and increased value of new business

•	Higher earnings driven by growth, lower expenses and favorable currency movements

•	Underlying earnings increase to EUR 472 million, including a positive effect of EUR 17 million as one-time provision releases were partly offset by the negative effect of assumption updates

•	Net income of EUR 374 million driven by higher underlying earnings, lower impairments and the non-recurrence of charges in the comparable quarter last year partly offset by higher taxes

•	Return on equity increases to 7.7%, and 8.6% excluding run-off businesses

•	Sales stable – higher accident & health sales offset by lower deposits

•	New life sales level at EUR 405 million; strong sales in the US offset by NL, UK and Spain

•	Accident & health sales increase 24% to EUR 190 million driven by growth in the Americas

•	Deposits decline 10% to EUR 9.4 billion, reflecting lower stable value deposits

•	Market consistent value of new business increases strongly to EUR 173 million as a result of product repricing and improved margins

•	Continued strong capital position and cash flows

•	Capital base ratio of 75.0%, in line with target of at least 75% by year-end 2012

•	IGDa) solvency ratio increases to 222%

•	Operational free cash flow of EUR 448 million, excluding market impact of EUR (407) million

Statement of Alex Wynaendts, CEO

“During the third quarter, we were again able to capture the benefits of AEGON’s strategic priorities, resulting in solid earnings growth, improved profitability of sales, lower expenses and a continued strong capital position. Our franchise remains healthy, as evidenced by the particularly high level of At-Retirement and pension sales. At the same time, we are making essential investments to reshape our businesses in both our established and developing markets to respond effectively to the changing conditions and new realities. Although there are signs of gradually improving market conditions, there remains considerable uncertainty in the general economic environment. Consequently, we believe it is prudent and necessary to maintain a sufficient financial buffer while at the same time adhering to our strict risk and pricing discipline. The steps we are taking across our organization to get closer to our end customers, combined with the strength of our current position, give us full confidence in the prospects for our business going forward.”

Key performance indicators

amounts in EUR millions b)	Notes	Q3 2012	Q2 2012%		Q3 2011%		YTD 2012	YTD 2011%

Underlying earnings before tax	1	472	443	7	361	31	1,340	1,176	14

Net income	2	374	254	47	60	—	1,149	791	45

Sales	3	1,550	1,604	(3)	1,620	(4)	4,912	4,292	14

Market consistent value of new business	4	173	117	48	93	86	415	351	18

Return on equity	5	7.7%	6.8%	13	6.8%	13	7.0%	7.4%	(5)

Media relations	Investor relations
Greg Tucker	Willem van den Berg
+ 31 (0) 70 344 8956	+ 31 (0) 70 344 8305
gcc@aegon.com	ir@aegon.com

STRATEGIC HIGHLIGHTS

•	Aegon launches a new online banking platform in the Netherlands

•	Workplace Savings platform launched in the United Kingdom

•	Aegon regains its place in the Dow Jones Sustainability European Index

Aegon’s ambition

Aegon’s aim to be a leader in all of its chosen markets by 2015 is supported by four strategic objectives: Optimize Portfolio, Enhance Customer Loyalty, Deliver Operational Excellence and Empower Employees. These key objectives have been embedded in all Aegon businesses. They provide the strategic framework for the company’s ambition to become the most-recommended life insurance and pension provider by customers and intermediaries, as well as the most-preferred employer in the sector.

Continued economic uncertainty has increased the opportunities for Aegon in pursuing its clear purpose of helping people take responsibility for their financial future. To capture these opportunities, Aegon will accelerate the development of new business models by investing in innovative, technology-driven distribution channels, to connect better and more frequently with customers, improve service levels and increase retention rates. Aegon’s accelerated investments in technology will also better support intermediaries adapt to the changing distribution environment.

In recent years, Aegon has implemented a broad restructuring program to sharpen its focus on its core lines of business, significantly reduce its overall cost base, and create greater efficiencies across the organization. This has resulted in a better balance between spread-based and fee-generating business, a substantially improved risk-return profile, the divestment of non-core businesses, a lower cost base, and an improved capital base ratio.

Optimize portfolio

At the end of September, Aegon launched a new online bank in the Netherlands, called “Knab”. This innovative new platform gives customers increased insight into their financial situation and uses state-of-the-art technology to provide easier lifetime financial planning. Knab also allows the company to interact with customers in real-time and to use client feedback to ensure that all offered solutions meet customer needs.

In the United Kingdom, to capture opportunities in the At-Retirement market, Aegon launched its new platform proposition called “Aegon Retirement Choices” in November 2011. The company recently added its Workplace Savings proposition to the platform with the unique feature of allowing customers to remain on the platform as an individual customer throughout retirement. Pension reform and the Retail Distribution Review will transform pension products and services and how they are distributed. Aegon’s platform offers a compelling solution to advisers, employers, and their employees. Positive market response has helped the company secure a number of strategic distribution agreements, reaffirming Aegon’s leading role in the pensions and At-Retirement market.

On October 1, 2012, Aegon Asset Management closed the transaction to sell its minority stake in Prisma Capital Partners, a provider of hedge fund solutions, to KKR for a total consideration of EUR 100 million. Prisma’s contribution to underlying earnings totaled EUR 8 million for the first nine months of 2012.

Aegon expects that the consolidation of Spanish savings banks will lead to exiting one or more of its joint ventures in Spain. Following the announced merger between Banca Cívica and CaixaBank, Aegon reached an agreement to end the life, health and pension partnership with Banca Cívica and to sell its 50% interest in the joint venture to CaixaBank for a total consideration of EUR 190 million. The transaction was closed on October 11, 2012 and will result in a book gain of EUR 35 million before tax which will be accounted for in the fourth quarter of 2012. Aegon’s share in underlying earnings before tax of the joint venture totaled EUR 13 million for the first nine months of 2012.

Deliver operational excellence

In the Netherlands, Aegon is on track with reorganizing its business to be more agile and better positioned to respond to changing conditions and opportunities in the Dutch market. The reorganization program, and other initiatives, will result in reducing the cost base for Aegon the Netherlands by EUR 100 million, compared to the cost base for 2010. The cost savings aim to offset pressure on underlying earnings from increased longevity provisioning and a declining life insurance back-book. Up to and including the third quarter, Aegon has implemented costs savings of EUR 80 million.

Aegon retained its place in the Dow Jones Sustainability World Index for 2012-2013, and regained its position in the European index after a one-year absence. This was due to a significant improvement in the company’s overall sustainability rating. Aegon has made substantial progress in several key areas. In particular, the company has improved its approach to human resources, brand and customer relationship management. The introduction of a company-wide framework governing pay and remuneration, as well as the further progress of Aegon’s talent management program also strengthened overall performance. In addition to the DJSI, Aegon is included in the FTSE4Good Index, and was recently admitted to Vigeo’s Advanced Sustainability Performance Index for euro zone companies.

Financial overview c)

EUR millions	Notes	Q3 2012	Q2 2012%		Q3 2011%		YTD 2012	YTD 2011%

Underlying earnings before tax
Americas		344	339	1	307	12	975	957	2
The Netherlands		82	71	15	68	21	232	223	4
United Kingdom		26	25	4	9	189	80	31	158
New markets		70	64	9	46	52	222	184	21
Holding and other		(50)	(56)	11	(69)	28	(169)	(219)	23

Underlying earnings before tax		472	443	7	361	31	1,340	1,176	14

Fair value items		(126)	101	—	(288)	56	131	(396)	—
Realized gains / (losses) on investments		128	85	51	102	25	258	397	(35)
Impairment charges		(35)	(42)	17	(132)	73	(118)	(294)	60
Other income / (charges)		3	(254)	—	(54)	—	(268)	(73)	—
Run-off businesses		12	6	100	(5)	—	16	27	(41)

Income before tax		454	339	34	(16)	—	1,359	837	62
Income tax		(80)	(85)	6	76	—	(210)	(46)	—

Net income		374	254	47	60	—	1,149	791	45

Net income / (loss) attributable to:
Equity holders of Aegon N.V.		373	254	47	60	—	1,148	790	45
Non-controlling interests		1	—	—	—	—	1	1	—

Net underlying earnings		369	337	9	308	20	1,034	980	6

Commissions and expenses		1,382	1,570	(12)	1,575	(12)	4,351	4,588	(5)
of which operating expenses	11	798	814	(2)	886	(10)	2,393	2,570	(7)

New life sales
Life single premiums		1,125	1,068	5	1,073	5	3,353	3,988	(16)
Life recurring premiums annualized		293	321	(9)	298	(2)	943	938	1

Total recurring plus 1/10 single		405	428	(5)	405	—	1,278	1,337	(4)

New life sales
Americas	12	126	126	—	103	22	372	309	20
The Netherlands		25	23	9	32	(22)	80	137	(42)
United Kingdom		206	211	(2)	199	4	630	663	(5)
New markets	12	48	68	(29)	71	(32)	196	228	(14)

Total recurring plus 1/10 single		405	428	(5)	405	—	1,278	1,337	(4)

New premium production accident and health insurance		190	187	2	153	24	572	457	25
New premium production general insurance		12	13	(8)	12	—	39	39	—

Gross deposits (on and off balance)
Americas	12	6,391	6,644	(4)	7,376	(13)	20,427	18,019	13
The Netherlands		275	367	(25)	584	(53)	1,202	1,488	(19)
United Kingdom		5	9	(44)	11	(55)	22	47	(53)
New markets	12	2,755	2,737	1	2,525	9	8,575	5,034	70

Total gross deposits		9,426	9,757	(3)	10,496	(10)	30,226	24,588	23

Net deposits (on and off balance)
Americas	12	904	738	22	2,840	(68)	2,703	3,033	(11)
The Netherlands		(480)	(66)	—	54	—	(731)	(174)	—
United Kingdom		(6)	(1)	—	1	—	(8)	17	—
New markets	12	1,208	619	95	1,502	(20)	3,191	(2,704)	—

Total net deposits excluding run-off businesses		1,626	1,290	26	4,397	(63)	5,155	172	—
Run-off businesses		(301)	(479)	37	(1,121)	73	(1,940)	(2,528)	23

Total net deposits		1,325	811	63	3,276	(60)	3,215	(2,356)	—

Revenue-generating investments

	Sept. 30, 2012	June 30, 2012%
Revenue-generating investments (total)	463,041	451,988	2

Investments general account	147,955	147,065	1
Investments for account of policyholders	156,831	151,633	3
Off balance sheet investments third parties	158,255	153,290	3

OPERATIONAL HIGHLIGHTS

Underlying earnings before tax

Aegon’s underlying earnings before tax increased 31% to EUR 472 million in the third quarter of 2012. This is the result of business growth, a strong delivery on cost reduction programs, favorable markets and currency movements. Earnings included a positive effect of EUR 17 million, as one-time provision releases of EUR 39 million were partly offset by the negative effect of customer behavior assumption updates of EUR 22 million.

Underlying earnings from the Americas rose to EUR 344 million. The 12% increase compared to the third quarter of 2011 is due to underlying growth in the business, and a strengthening of the US dollar against the euro offset by the non-recurrence of favorable items last year. Earnings in the third quarter also included a one-time benefit from changes in post-retirement benefit plans of EUR 27 million, while the net negative impact of assumption changes amounted to EUR 29 million.

In the Netherlands, underlying earnings increased 21% to EUR 82 million. This increase was mainly the result of higher earnings in Life & Savings which included a one-time provision release of EUR 8 million, partly offset by lower margins in Pensions and Non-life.

In the United Kingdom, underlying earnings increased to EUR 26 million. This strong improvement in earnings compared to the same period last year, was driven by the non-recurrence of extraordinary charges and the successful implementation of the cost reduction program. Earnings were negatively impacted by adverse persistency and investments in new propositions in the pension business. It is expected that this will continue in coming quarters.

Underlying earnings from New Markets increased 52% to EUR 70 million. Higher results of Aegon Asset Management, as well as from Asia and Central & Eastern Europe were partly offset by lower underlying earnings from Spain and Variable Annuities Europe.

Total holding costs decreased 28% to EUR 50 million as a result of Aegon’s Corporate Center expenses being charged, in part, to operating units as of the first quarter 2012. These charges reflect the services and support provided to operating units by the Corporate Center. Charges to operating units in the third quarter of 2012 amounted to EUR 16 million.

Net income

Net income increased to EUR 374 million as higher underlying earnings and realized gains on investments, more favorable results on fair value items and lower impairments were only partly offset by higher tax charges.

Fair value items

The results from fair value items amounted to a loss of EUR 126 million. The most important contributors to the loss were the negative results from the equity hedge programs in the United States and the United Kingdom, negative revaluation of direct real estate investments in the Netherlands and the impact of lower credit spreads on the valuation of Aegon bonds.

Realized gains on investments

In the third quarter, realized gains on investments amounted to EUR 128 million and were mainly the result of normal trading activity in the investment portfolio.

Impairment charges

Net impairments improved significantly and amounted to EUR 35 million. Gross impairments remained relatively stable compared to previous quarters and were primarily linked to residential mortgage-backed securities in the United States, partly offset by strong recoveries.

Other income

Other income amounted to EUR 3 million, mainly the result of UK policyholder tax with an equal and opposite charge in the tax income line offset by restructuring charges of EUR 3 million in the Netherlands and a one-time provision of EUR 5 million in Poland.

Run-off businesses

The results of run-off businesses amounted to EUR 12 million and were driven by improved results on the institutional spread-based business and BOLI/COLI, only partly offset by lower results from payout annuities.

Income tax

Income tax amounted to EUR 80 million in the third quarter, translating into an effective tax rate of 18%. The main drivers of the lower than nominal tax rate were tax exempt income in the Americas and the Netherlands, tax credits and the benefit of a tax rate decrease in the United Kingdom.

Return on equity

The increase in return on equity to 7.7% for the third quarter of 2012, was driven by the positive effect of growth in net underlying earnings only partly mitigated by higher shareholders’ equity excluding revaluation reserves. Return on equity for Aegon’s ongoing businesses, excluding the run-off businesses, amounted to 8.6% over the same period.

Operating expenses

In the third quarter, operating expenses decreased 10% to EUR 798 million as a result of cost savings, lower restructuring charges and the one-time benefit of changes in post-retirement benefit plans in the United States. On a comparable basis, operating expenses decreased 4% compared with the third quarter of 2011.

Sales

Aegon’s total sales amounted to EUR 1.6 billion. New life sales were stable, as increased sales in the Americas and the effects of favorable currency movements were offset by lower sales in the Netherlands, the United Kingdom and Spain. In Spain, sales declined mainly as a result of lower production at joint venture partners due to a number of adverse developments in the Spanish market, as well as the exclusion of sales from its partnership with CAM. Gross deposits remained strong for the variable annuity, retirement plan and asset management businesses, partly offset by lower stable value deposits. New premium production for accident & health insurance increased, mainly driven by strong travel insurance sales in the United States.

Market consistent value of new business

The market consistent value of new business increased to EUR 173 million mainly as a result of product repricing in the United States, a higher contribution from mortgage production in the Netherlands and improved margins in the UK annuity business.

Revenue-generating investments

Revenue-generating investments rose 2% compared to the second quarter-end 2012 to EUR 463 billion at September 30, 2012. This was mainly the result of favorable markets and net inflows.

Capital management

Aegon’s core capital excluding revaluation reserves amounted to EUR 18.7 billion, equivalent to 75.0%6 of the company’s total capital base at September 30, 2012. This is in line with the company’s capital base ratio target of at least 75% by the end of 2012.

Shareholders’ equity increased to EUR 24.5 billion. This increase was mainly a result of the third quarters’ net income and an increase in the revaluation reserves. The revaluation reserves increased by EUR 1.4 billion during the third quarter to EUR 5.9 billion, mainly a reflection of lower credit spreads and interest rates. Shareholders’ equity per common share, excluding preference capital and revaluation reserves, amounted to EUR 8.50 at September 30, 2012.

In 2012, Aegon aims to maintain excess capital at the holding of at least EUR 750 million. During the third quarter, excess capital in the holding remained stable at EUR 1.6 billion. The dividends received from operating units were offset by interest payments, dividends on common shares and operational expenses.

At September 30, 2012, Aegon’s Insurance Group Directive (IGD) ratio amounted to 222%, an increase from the level of 216% at the end of the second quarter. Measured on a local solvency basis, the Risk Based Capital (RBC) ratio in the United States increased to ~480%. This was the result of a combination of strong net income and a capital management transaction that made USD 575 million of additional regulatory capital available, partly offset by dividends paid to the holding company. The IGD ratio in the Netherlands decreased slightly to ~255% mainly the result of lower interest rates and credit spreads, while the Pillar I ratio in the United Kingdom remained level at ~130% at the end of the third quarter of 2012.

Cash flows

Operational free cash flow amounted to EUR 41 million. Excluding negative market impacts of EUR 407 million, the operational free cash flows amounted to EUR 448 million. Market impacts related mainly to lower interest rates and narrowing credit spreads. Operational free cash flows excluding market impacts were particularly strong during the quarter, mainly the effect of model refinements.

Operational free cash flows represent the distributable earnings generated by the business units. The impact of capital preservation initiatives is not included in the reported operational free cash flows. Aegon is on track to improve operational free cash flow from its 2010 normalized level of EUR 1.0-1.2 billion per annum by 30% by 2015.

APPENDIX I - Americas - The Netherlands - United Kingdom - New Markets

Financial overview, Q3 2012 geographically c)

EUR millions	Americas	The Netherlands	United Kingdom	New Markets	Holding, other activities & eliminations	Total

Underlying earnings before tax by line of business
Life	143	78	23	40	—	284
Individual savings and retirement products	108	—	—	(7)	—	101
Pensions	91	13	3	2	—	109
Non-life	—	(9)	—	6	—	(3)
Distribution	—	—	(1)	—	—	(1)
Asset Management	—	—	—	25	—	25
Other	—	—	—	—	(50)	(50)
Share in underlying earnings before tax of associates	2	—	1	4	—	7

Underlying earnings before tax	344	82	26	70	(50)	472

Fair value items	(45)	(37)	(17)	(1)	(26)	(126)
Realized gains / (losses) on investments	69	40	14	5	—	128
Impairment charges	(17)	(13)	—	(5)	—	(35)
Other income / (charges)	(1)	(3)	15	(8)	—	3
Run-off businesses	12	—	—	—	—	12

Income before tax	362	69	38	61	(76)	454
Income tax	(70)	(7)	(1)	(23)	21	(80)

Net income	292	62	37	38	(55)	374

Net underlying earnings	255	67	40	46	(39)	369

Employee numbers

	Sept. 30, 2012	June 30, 2012
Employees excluding agents	21,706	21,772
Agents	2,959	2,877

Total number of employees excluding Associates	24,665	24,649
Aegon’s share of employees (including agents) in Associates	2,652	2,371

Total	27,317	27,020

AMERICAS

•	Underlying earnings before tax amount to USD 431 million

•	Net income increases to USD 366 million, mainly the result of lower impairments and improved results from fair value items

•	Strong sales of life insurance and accident & health at USD 158 million and USD 219 million, respectively

•	Gross deposits of USD 8.0 billion driven by continued strong pension and VA deposits

Underlying earnings before tax

Underlying earnings from the Americas in the third quarter 2012 amounted to USD 431 million. Strong growth in pensions, variable annuities and indexed universal life, was partly offset by the non-recurrence of favorable items in the third quarter of 2011. In addition, earnings were impacted by recurring charges for Corporate Center expenses of USD 9 million, and an increase of USD 13 million in employee benefit expenses. Earnings in the third quarter included a one-time benefit from changes in post-retirement benefit plans of USD 35 million.

•

Earnings from Life & Protection in the Americas amounted to USD 176 million, reflecting the non-recurrence of favorable items in the comparable quarter of 2011. In addition, earnings included the positive effect of net assumption changes of USD 5 million and benefited USD 18 million from changes in post-retirement benefit plans.

•

Individual Savings & Retirement earnings increased to USD 131 million. Earnings from variable annuities improved to USD 61 million as a result of higher account balances and were only partly offset by the negative effect of policyholder assumption changes of USD 55 million. Excluding the impact from assumption changes, earnings increased, benefiting from changes in post-retirement benefit plans (USD 7 million) and higher fee income. Fixed annuity earnings increased to USD 64 million, mainly the result of higher spreads and a provision release of USD 5 million.

•

Earnings from Employer Solutions & Pensions increased to USD 115 million, mainly driven by higher average account balances and higher spreads. In addition, earnings included the positive effect of assumption changes of USD 10 million and benefited USD 11 million from changes in post-retirement benefit plans.

•	Earnings from Canada decreased to USD 6 million as a result of unfavorable mortality, while earnings from Latin America amounted to USD 3 million.

Net income

Net income from Aegon’s businesses in the Americas increased to USD 366 million in the third quarter. The main drivers were higher results from fair value items and lower impairments. In addition, higher underlying earnings, improved results from run-off businesses and higher realized gains on investments contributed positively to net income.

Results from fair value items improved strongly to USD (56) million for the quarter. Fair value results on credit derivatives amounted to USD 39 million as a result of tightening credit spreads. The macro hedge loss of USD 102 million reflected the increase in equity markets during the quarter and the continued low interest rate environment. In addition, alternative asset performance was USD 2 million above the expected return, driven by higher returns from hedge funds, offset by lower results from real estate and private equity.

Gains on investments of USD 86 million were realized as a result of normal trading activity. Net impairments amounted to USD 22 million and included USD 33 million in recoveries. Impairments and recoveries continue to be primarily linked to residential mortgage-backed securities.

The result of run-off businesses amounted to USD 15 million driven by improved results on the institutional spread-based business and BOLI/COLI, only partly offset by lower results from payout annuities.

Return on capital

In the third quarter 2012, the return on average capital, excluding revaluation reserves, invested in Aegon’s business in the Americas amounted to 6.6%. Excluding the capital allocated to the run-off businesses, the return on capital in the Americas would amount to 7.9%. Return on capital of Aegon’s businesses excludes the benefit of leverage at the holding.

Operating expenses

Operating expenses decreased 13% to USD 430 million, primarily due to cost savings, the one-time benefit of changes in post-retirement benefit plans and the non-recurrence of restructuring charges in the third quarter of 2011, as well as a result of lower expenses for run-off businesses. On a comparable basis, operating expenses increased 1%.

Sales

New life sales increased 9% to USD 158 million, primarily driven by strong indexed universal life sales as distribution expanded into the brokerage channel last year. New premium production for accident & health insurance increased 11% to USD 219 million, mainly the result of increased travel insurance sales following the addition of new distribution last year.

Gross deposits amounted to USD 8.0 billion. Higher gross deposits in variable annuities and retail mutual funds were more than offset by lower stable value deposits, as stable value assets are targeted to be maintained at current levels, and lower gross deposits in the retirement plan space. In September, Aegon has repriced its variable annuity offering to reflect the current low interest environment and subsequent higher hedging costs in its riders.

Net deposits, excluding run-off businesses, declined to USD 1.1 billion in the third quarter. Aegon’s core growth areas of variable annuities and pensions recorded net inflows of USD 0.5 billion and USD 0.7 billion, respectively. Retail mutual fund net flows improved considerably to USD 0.2 billion driven by the addition of fixed income fund selections. Net deposits in stable value solutions declined to USD 0.5 billion driven by lower sales. Aegon is de-emphasizing sales of fixed annuities as part of a strategic repositioning and therefore incurred net outflows of USD 0.5 billion in the third quarter.

Market consistent value of new business

As interest rates remain at low levels, Aegon has actively repriced products and slowed down sales of unprofitable business in order to meet its return targets. As a result, the market consistent value of new business increased to USD 92 million in the third quarter of 2012, mainly driven by improvements in variable annuities and the discontinuance of the universal life secondary guarantee survivor product in June.

Revenue-generating investments

Revenue-generating investments amounted to USD 334 billion at September 30, 2012, an increase of 3% compared with June 30, 2012. The increase of net inflows and the effect of higher equity markets on assets backing pensions and variable annuities were slightly offset by outflows from the run-off businesses and fixed annuities.

Americas c)

USD millions	Notes	Q3 2012	Q2 2012%		Q3 2011%		YTD 2012	YTD 2011%

Underlying earnings before tax by line of business
Life and protection		176	177	(1)	215	(18)	481	573	(16)
Fixed annuities		64	63	2	61	5	189	228	(17)
Variable annuities		61	84	(27)	57	7	242	237	2
Retail mutual funds		6	5	20	5	20	15	17	(12)

Individual savings and retirement products		131	152	(14)	123	7	446	482	(7)
Employer solutions & pensions		115	87	32	79	46	283	243	16
Canada		6	17	(65)	17	(65)	31	47	(34)
Latin America		3	2	50	(1)	—	8	—	—

Underlying earnings before tax		431	435	(1)	433	—	1,249	1,345	(7)

Fair value items		(56)	(103)	46	(385)	85	(76)	(474)	84
Realized gains / (losses) on investments		86	70	23	55	56	168	159	6
Impairment charges		(22)	(50)	56	(106)	79	(111)	(262)	58
Other income / (charges)		—	(2)	—	6	—	(3)	1	—
Run- off businesses		15	8	88	(7)	—	20	38	(47)

Income before tax		454	358	27	(4)	—	1,247	807	55
Income tax		(88)	(83)	(6)	97	—	(240)	(33)	—

Net income		366	275	33	93	—	1,007	774	30

Net income / (loss) attributable to:
Equity holders of Aegon N.V.		366	275	33	93	—	1,007	774	30

Net underlying earnings		319	321	(1)	333	(4)	913	1,030	(11)

Commissions and expenses		954	1,228	(22)	1,220	(22)	3,237	3,594	(10)
of which operating expenses		430	477	(10)	495	(13)	1,385	1,469	(6)

New life sales	12
Life single premiums		56	62	(10)	42	33	183	197	(7)
Life recurring premiums annualized		153	156	(2)	141	9	459	414	11

Total recurring plus 1/10 single		158	162	(2)	145	9	477	434	10

Life & protection		126	126	—	107	18	376	326	15
Employer solutions & pensions		7	8	(13)	6	17	24	19	26
Canada		15	15	—	15	—	44	50	(12)
Latin America		10	13	(23)	17	(41)	33	39	(15)

Total recurring plus 1/10 single		158	162	(2)	145	9	477	434	10

New premium production accident and health insurance		219	225	(3)	198	11	675	579	17

Gross deposits (on and off balance) by line of business	12
Life & protection		2	3	(33)	2	—	8	8	—
Fixed annuities		58	77	(25)	87	(33)	226	241	(6)
Variable annuities		1,391	1,304	7	1,338	4	3,909	3,918	—
Retail mutual funds		873	812	8	618	41	2,439	2,158	13

Individual savings & retirement products		2,322	2,193	6	2,043	14	6,574	6,317	4
Employer solutions & pensions		5,613	6,278	(11)	8,282	(32)	19,435	18,749	4
Canada		33	33	—	73	(55)	140	253	(45)
Latin America		4	3	33	—	—	11	—	—

Total gross deposits		7,974	8,510	(6)	10,400	(23)	26,168	25,327	3

Net deposits (on and off balance) by line of busine	12
Life & protection		(8)	(10)	20	(10)	20	(28)	(34)	18
Fixed annuities		(544)	(607)	10	(728)	25	(1,779)	(2,339)	24
Variable annuities		476	449	6	489	(3)	1,288	1,180	9
Retail mutual funds		153	88	74	(234)	—	210	(289)	—

Individual savings & retirement products		85	(70)	—	(473)	—	(281)	(1,448)	81
Employer solutions & pensions		1,142	1,112	3	4,514	(75)	4,051	6,047	(33)
Canada		(90)	(92)	2	(39)	(131)	(287)	(302)	5
Latin America		2	2	—	—	—	8	—	—

Total net deposits excluding run-off businesses		1,131	942	20	3,992	(72)	3,463	4,263	(19)
Run-off businesses		(360)	(606)	41	(1,580)	77	(2,485)	(3,554)	30

Total net deposits		771	336	129	2,412	(68)	978	709	38

Revenue-generating investments

	Sept. 30, 2012	June 30, 2012%
Revenue-generating investments (total)	334,148	324,974	3

Investments general account	115,759	114,839	1
Investments for account of policyholders	88,145	84,548	4
Off balance sheet investments third parties	130,244	125,587	4

THE NETHERLANDS

•	Underlying earnings before tax increased to EUR 82 million, due to lower funding costs and cost savings

•	Net income stable at EUR 62 million

•	New life sales decline to EUR 25 million as higher pension sales were offset by lower life sales

Underlying earnings before tax

Underlying earnings from Aegon’s operations in the Netherlands increased to EUR 82 million as higher earnings in Life & Savings more than offset lower earnings in Pensions and Non-life. Earnings in the third quarter of 2012 included recurring charges for Corporate Center expenses of EUR 4 million.

•	Earnings from Aegon’s Life & Savings operations increased to EUR 78 million. This strong improvement was driven by lower funding costs, cost savings and a provision release of EUR 8 million.

•	Earnings from the Pension business declined to EUR 13 million. This was mainly driven by lower interest income and the wind-up of several contracts.

•

Non-life recorded a loss of EUR 9 million. The profitability of disability products improved during the quarter, following management actions. However, this was offset by adverse claim experience in general insurance, mainly driven by several large fire claims.

•

Distribution recorded a break-even result. The increase as compared to the third quarter of 2011 was driven by cost savings and lower amortization of intangibles following the write-down in the fourth quarter of 2011.

Net income

Net income from Aegon’s businesses in the Netherlands remained level at EUR 62 million. Gains on investments totaled EUR 40 million for the quarter and were the result of normal trading activity in the portfolio. Results on fair value items declined to EUR (37) million driven by the negative revaluation of real estate and the result on the guarantee portfolio. Other charges in the comparable quarter last year included charges related to the restructuring announced in September 2011. Impairments for the quarter increased to EUR 13 million and are related to an investment in a real estate development company and residential mortgages in the Netherlands.

Return on capital

The return on average capital, excluding revaluation reserves, invested in Aegon’s businesses in the Netherlands increased to 6.9%, the result of higher net underlying earnings. Return on capital of Aegon’s businesses excludes the benefit of leverage at the holding.

Operating expenses

Operating expenses declined to EUR 184 million, mainly driven by cost savings and the non-recurrence of restructuring charges, which were partly offset by investments in new distribution capabilities and recurring charges for Corporate Center expenses of EUR 4 million. On a comparable basis, operating expenses decreased 7%.

In 2011, Aegon initiated actions to make its business in the Netherlands more agile and better positioned to respond to changing conditions and new opportunities in the Dutch market. The reorganization program and other initiatives will result in a reduction of the cost base by EUR 100 million, compared to the cost base for 2010. Over the past quarters, Aegon has already implemented cost savings of EUR 80 million.

Sales

New life sales decreased in the third quarter to EUR 25 million. Individual life sales declined to EUR 7 million, primarily driven by a shrinking Dutch life insurance market and competition from bank savings products. Pension sales increased to EUR 18 million, as a result of a large contract win. The market conditions remain difficult, mainly driven by the low interest rate environment. In addition, Aegon continues to focus on writing profitable business on a market consistent basis.

Production of mortgages in the third quarter of 2012 amounted to EUR 660 million, in line with the production achieved in the previous quarters of 2012.

Premium production for accident & health insurance amounted to EUR 2 million. Sales in income insurance products were lower, following price increases to maintain margins and continued strong competition. General insurance production amounted to EUR 7 million, level with the third quarter of 2011.

Following a reduction of the rate offered on savings accounts to protect margins, deposits declined to EUR 275 million.

Market consistent value of new business

The market consistent value of new business in the Netherlands strongly improved compared to the third quarter of 2011 and amounted to EUR 59 million. The increase was mainly driven by higher contributions from mortgages as funding costs declined.

Revenue-generating investments

Revenue-generating investments increased 1%, compared with the end of the second quarter of 2012, to EUR 66 billion. The increase was mainly driven by growth of the business and lower interest rates and credit spreads.

The Netherlands

EUR millions	Notes	Q3 2012	Q2 2012%		Q3 2011%		YTD 2012	YTD 2011%

Underlying earnings before tax by line of business
Life and Savings		78	51	53	47	66	185	145	28
Pensions		13	25	(48)	24	(46)	59	62	(5)
Non-life		(9)	(11)	18	(1)	—	(25)	4	—
Distribution		—	4	—	(2)	—	11	8	38
Share in underlying earnings before tax of associates		—	2	—	—	—	2	4	(50)

Underlying earnings before tax		82	71	15	68	21	232	223	4

Fair value items		(37)	153	—	25	—	158	(33)	—
Realized gains / (losses) on investments		40	(6)	—	59	(32)	68	236	(71)
Impairment charges		(13)	(3)	—	(5)	(160)	(19)	(10)	(90)
Other income / (charges)		(3)	(266)	99	(61)	95	(272)	(80)	—

Income before tax		69	(51)	—	86	(20)	167	336	(50)
Income tax		(7)	23	—	(23)	70	8	(65)	—

Net income		62	(28)	—	63	(2)	175	271	(35)

Net income / (loss) attributable to:
Equity holders of Aegon N.V.		62	(28)	—	63	(2)	175	271	(35)

Net underlying earnings		67	57	18	55	22	186	188	(1)

Commissions and expenses		251	268	(6)	311	(19)	789	861	(8)
of which operating expenses		184	189	(3)	242	(24)	560	632	(11)

New life sales
Life single premiums		189	146	29	210	(10)	580	884	(34)
Life recurring premiums annualized		6	9	(33)	12	(50)	22	49	(55)

Total recurring plus 1/10 single		25	23	9	32	(22)	80	137	(42)

Life and Savings		7	12	(42)	17	(59)	37	68	(46)
Pensions		18	11	64	15	20	43	69	(38)

Total recurring plus 1/10 single		25	23	9	32	(22)	80	137	(42)

New premium production accident and health insurance		2	4	(50)	6	(67)	15	20	(25)
New premium production general insurance		7	7	—	6	17	23	21	10

Gross deposits (on and off balance) by line of business
Life and Savings		275	367	(25)	584	(53)	1,202	1,408	(15)
Pensions		—	—	—	—	—	—	80	—

Total gross deposits		275	367	(25)	584	(53)	1,202	1,488	(19)

Net deposits (on and off balance) by line of business
Life and Savings		(480)	(66)	—	54	—	(731)	(201)	—
Pensions		—	—	—	—	—	—	27	—

Total net deposits		(480)	(66)	—	54	—	(731)	(174)	—

Revenue-generating investments

	Sept. 30,	June 30,
	2012	2012	%
Revenue-generating investments (total)	65,854	65,071	1

Investments general account	40,917	40,246	2
Investments for account of policyholders	24,937	24,825	—

UNITED KINGDOM

•	Underlying earnings before tax increase to GBP 20 million as a result of cost savings

•	Net income increase to GBP 30 million due to higher underlying earnings and lower impairments

•	New life sales of GBP 163 million, in line with expectations

Underlying earnings before tax

Underlying earnings before tax from Aegon’s operations in the United Kingdom increased to GBP 20 million in the third quarter, driven by a strong improvement in earnings from pensions as a result of cost reductions. Earnings included recurring charges for Corporate Center expenses of GBP 2 million.

•	Earnings from Life remained level at GBP 19 million, partly driven by recurring charges for the Corporate Center of GBP 1 million, which offset the positive impact of cost reductions.

•

Earnings from Pensions improved to GBP 2 million, mainly driven by the non-recurrence of extraordinary charges recorded in the previous year, and the successful implementation of the cost reduction program in Aegon’s business in the United Kingdom. These positive impacts were partly offset by a GBP 4 million negative effect from adverse persistency, which the UK insurance industry is experiencing in anticipation of the implementation of the Retail Distribution Review (RDR). Aegon continues to invest in new propositions to position itself to capture future growth opportunities, which is expected to continue in coming quarters.

•	Earnings from Distribution remained level at a loss of GBP 1 million.

Net income

Net income increased to GBP 30 million driven by higher underlying earnings, higher realized gains on investments and a strong improvement in impairments. Results on fair value items amounted to a loss of GBP 14 million, driven by a loss on hedges as a result of increased equity markets. There were no impairments during the quarter.

Return on capital

The return on average capital, excluding revaluation reserves, invested in Aegon’s businesses in the United Kingdom increased to 4.9%, primarily as a result of higher net underlying earnings. Net underlying earnings included a one-time tax benefit as a result of a reduction in the UK tax rate effective April 1, 2013 offset by a charge of GBP 15 million related to deferred tax assets. Return on capital of Aegon’s businesses excludes the benefit of leverage at the holding.

Operating expenses

Operating expenses for the third quarter of 2012 declined 30% to GBP 73 million, following the successful implementation of the cost reduction program in the United Kingdom. In addition, investments in new propositions in the pension business, which are expected to continue in coming quarters, have been offset by lower project spend. On a comparable basis, operating expenses decreased 25%.

Sales

New life sales declined 7% to GBP 163 million compared to the third quarter of 2011, reflecting an expected reduction in pension sales. Platform sales increased as new advisors joined the Aegon Retirement Choices platform.

Market consistent value of new business

The market consistent value of new business in the United Kingdom increased to GBP 19 million, as the benefit from lower acquisition expenses and higher life sales was partly offset by lower sales volumes on pension business.

Revenue-generating investments

Revenue-generating investments increased 4% to GBP 54 billion, compared with the end of the second quarter of 2012, primarily the result of higher equity markets and lower interest rates.

United Kingdom

GBP millions	Notes	Q3 2012	Q2 2012%		Q3 2011%		YTD 2012	YTD 2011%

Underlying earnings before tax by line of business
Life		19	15	27	18	6	49	56	(13)
Pensions		2	5	(60)	(9)	—	18	(25)	—
Distribution		(1)	—	—	(1)	—	(2)	(4)	50

Underlying earnings before tax		20	20	—	8	150	65	27	141

Fair value items		(14)	(1)	—	(7)	(100)	(17)	(8)	(113)
Realized gains / (losses) on investments		12	28	(57)	3	—	40	38	5
Impairment charges		—	—	—	(19)	—	—	(54)	—
Other income / (charges)	7	12	10	20	4	200	27	—	—

Income before tax		30	57	(47)	(11)	—	115	3	—
Income tax attributable to policyholder return		(11)	(11)	—	(17)	35	(27)	(33)	18

Income before income tax on shareholders return		19	46	(59)	(28)	—	88	(30)	—
Income tax on shareholders return		11	(8)	—	28	(61)	19	61	(69)

Net income		30	38	(21)	—	—	107	31	—

Net income / (loss) attributable to:
Equity holders of Aegon N.V.		30	38	(21)	—	—	107	31	—

Net underlying earnings		32	18	78	26	23	90	73	23

Commissions and expenses		151	146	3	183	(17)	439	548	(20)
of which operating expenses		73	69	6	104	(30)	204	311	(34)

New life sales	8
Life single premiums		643	592	9	615	5	1,835	2,167	(15)
Life recurring premiums annualized		98	111	(12)	113	(13)	327	360	(9)

Total recurring plus 1/10 single		163	170	(4)	175	(7)	511	577	(11)

Life		19	17	12	18	6	53	49	8
Pensions		144	153	(6)	157	(8)	458	528	(13)

Total recurring plus 1/10 single		163	170	(4)	175	(7)	511	577	(11)

Gross deposits (on and off balance) by line of business
Variable annuities		4	7	(43)	10	(60)	18	41	(56)

Total gross deposits		4	7	(43)	10	(60)	18	41	(56)

Net deposits (on and off balance) by line of business
Variable annuities		(4)	(1)	—	1	—	(6)	15	—

Total net deposits		(4)	(1)	—	1	—	(6)	15	—

Revenue-generating investments

	Sept. 30, 2012	June 30, 2012%
Revenue-generating investments (total)	53,774	51,631	4

Investments general account	8,908	8,460	5
Investments for account of policyholders	44,866	43,171	4

NEW MARKETS

•	Underlying earnings before tax increase 52% to EUR 70 million driven by Aegon Asset Management and Asia

•	Net income increases to EUR 38 million due to higher underlying earnings and lower impairments

•	New life sales decline to EUR 48 million due to lower sales in Spain

Underlying earnings before tax

In New Markets, Aegon’s underlying earnings before tax increased 52% to EUR 70 million. Higher earnings from Aegon Asset Management and Asia were the main drivers for the increase in earnings.

•

Earnings from Central & Eastern Europe were slightly higher at EUR 16 million, as higher earnings from Aegon’s operations in the Czech Republic and Turkey more than offset a slightly lower contribution from the Hungarian business.

•

Results from Aegon’s operations in Asia increased to EUR 13 million and included a gain of EUR 7 million related to updated mortality assumptions in Asia and a one-time settlement gain of EUR 2 million related to disposed activities.

•

Earnings from Spain & France decreased 24% to EUR 16 million as results from Aegon’s partnership with CAM are no longer included in the results since the second quarter of 2012. The comparable quarter of 2011 included underlying earnings of EUR 5 million from CAM. The earnings contribution from partner La Mondiale in France slightly declined compared to the same quarter last year and amounted to EUR 5 million.

•	Results from Variable Annuities Europe amounted to nil which was mainly the result of project spending to position the company for future growth.

•	Earnings from Aegon Asset Management increased significantly to EUR 25 million, which is mainly the result of asset growth.

Net income

Net income from Aegon’s operations in New Markets increased to EUR 38 million, driven by higher underlying earnings, improved results from fair value items and lower impairment charges. Impairment charges were sharply lower as compared to the third quarter of last year, due to significantly lower mortgage related impairments in Hungary.

Return on capital

The return on average capital, excluding revaluation reserves, invested in Aegon’s businesses in New Markets increased to 6.9%, mainly the result of higher net underlying earnings. Return on capital of Aegon’s businesses excludes the benefit of leverage at the holding.

Operating expenses

Operating expenses increased 18% to EUR 163 million in the third quarter. This was the result of recurring charges for Corporate Center expenses of EUR 3 million, higher costs in Asia and Variable Annuities Europe driven by investments to support future growth and the inclusion of the company’s Canadian investment management activities within Aegon Asset Management. On a comparable basis, operating expenses increased 5%.

Sales

New life sales declined 32% to EUR 48 million.

•

In Central & Eastern Europe, new life sales slightly declined to EUR 26 million as increased production primarily in the Czech Republic and Turkey only partly offset lower production in Hungary, which was driven by difficult market circumstances.

•

In Asia, new life sales declined to EUR 12 million. Production in China was higher due to strong performance of new distribution partners in the brokerage channel. This was more than offset by lower production in India and the withdrawal of the universal life product with secondary guarantees in Hong Kong and Singapore.

•

New life sales in Spain & France declined to EUR 10 million as the inclusion of Caixa Sabadell Vida was more than offset by lower production at other joint venture partners in Spain and the exclusion of new life sales from CAM.

New premium production from Aegon’s general insurance business in Central & Eastern Europe amounted to EUR 5 million. New premium production from Aegon’s accident & health insurance improved significantly to EUR 13 million, mainly driven by Aegon’s direct marketing unit in Asia.

Gross deposits in New Markets amounted to EUR 2.8 billion and increased 9% compared to the third quarter of 2011. Gross deposits in Aegon Asset Management increased to EUR 2.5 billion as a result of strong institutional sales in the United States and the Netherlands and retail sales in the United Kingdom. In Central & Eastern Europe, gross deposits declined following pension legislation changes in Hungary and Poland. In Asia, deposit growth was driven by variable annuity sales in Japan.

Market consistent value of new business

The market consistent value of new business in New Markets decreased to EUR 18 million as a result of lower pension and life production in Central & Eastern Europe and Spain.

Revenue-generating investments

Revenue-generating investments increased 4% compared with the second quarter of 2012 to EUR 69 billion, mainly driven by net deposits in Aegon Asset Management and market appreciation.

New Markets c)

EUR millions	Notes	Q3 2012	Q2 2012%		Q3 2011%		YTD 2012	YTD 2011%

Underlying earnings before tax
Central Eastern Europe		16	21	(24)	15	7	60	70	(14)
Asia		13	5	160	(8)	—	27	(5)	—
Spain & France		16	17	(6)	21	(24)	58	64	(9)
Variable Annuities Europe		—	(2)	—	3	—	—	8	—
Aegon Asset Management		25	23	9	15	67	77	47	64

Underlying earnings before tax		70	64	9	46	52	222	184	21

Fair value items		(1)	(12)	92	(17)	94	(6)	(20)	70
Realized gains / (losses) on investments		5	3	67	1	—	10	5	100
Impairment charges		(5)	—	—	(30)	83	(9)	(36)	75
Other income / (charges)		(8)	—	—	(2)	—	(26)	6	—

Income before tax		61	55	11	(2)	—	191	139	37
Income tax		(23)	(18)	(28)	(5)	—	(68)	(51)	(33)

Net income		38	37	3	(7)	—	123	88	40

Net income / (loss) attributable to:
Equity holders of Aegon N.V.		37	37	—	(7)	—	122	87	40
Non-controlling interests		1	—	—	—	—	1	1	—

Net underlying earnings		46	44	5	32	44	149	129	16

Commissions and expenses		227	219	4	211	8	654	610	7
of which operating expenses		163	154	6	138	18	460	425	8

New life sales	12
Life single premiums		80	142	(44)	133	(40)	368	473	(22)
Life recurring premiums annualized		40	53	(25)	58	(31)	159	181	(12)

Total recurring plus 1/10 single		48	68	(29)	71	(32)	196	228	(14)

Life		47	66	(29)	66	(29)	188	203	(7)
Associates		1	2	(50)	5	(80)	8	25	(68)

Total recurring plus 1/10 single		48	68	(29)	71	(32)	196	228	(14)

Central Eastern Europe		26	29	(10)	27	(4)	82	84	(2)
Asia		12	15	(20)	14	(14)	42	43	(2)
Spain & France		10	24	(58)	30	(67)	72	101	(29)

Total recurring plus 1/10 single		48	68	(29)	71	(32)	196	228	(14)

New premium production accident and health insurance		13	7	86	7	86	30	25	20
New premium production general insurance		5	6	(17)	6	(17)	16	18	(11)

Gross deposits (on and off balance)	12
Central Eastern Europe		70	66	6	160	(56)	252	509	(50)
Asia		55	37	49	9	—	126	27	—
Spain & France		10	11	(9)	8	25	31	27	15
Variable Annuities Europe		116	109	6	122	(5)	345	412	(16)
Aegon Asset Management		2,504	2,514	—	2,226	12	7,821	4,059	93

Total gross deposits		2,755	2,737	1	2,525	9	8,575	5,034	70

Net deposits (on and off balance)	12
Central Eastern Europe		16	(18)	—	112	(86)	40	(1,752)	—
Asia		54	36	50	6	—	121	21	—
Spain & France		(7)	(11)	36	1	—	(44)	(53)	17
Variable Annuities Europe		9	7	29	33	(73)	44	122	(64)
Aegon Asset Management		1,136	605	88	1,350	(16)	3,030	(1,042)	—

Total net deposits		1,208	619	95	1,502	(20)	3,191	(2,704)	—

Revenue-generating investments

	Sept. 30, 2012	June 30, 2012%
Revenue-generating investments (total)	69,137	66,236	4

Investments general account	5,050	5,069	—
Investments for account of policyholders	7,070	6,835	3
Off balance sheet investments third parties	57,017	54,332	5

Currencies

Income statement items: average rate 1 EUR = USD 1.2811 (2011: USD 1.4056).

Income statement items: average rate 1 EUR = GBP 0.8115 (2011: GBP 0.8702).

Balance sheet items: closing rate 1 EUR = USD 1.2865 (2011: USD 1.3417; year-end 2011: USD 1.2982).

Balance sheet items: closing rate 1 EUR = GBP 0.7967 (2011: GBP 0.8613; year-end 2011: GBP 0.8353).

Market consistent value of new business

		MCVNB					MCVNB
EUR millions, after tax		Q3 2012	Q2 2012%		Q3 2011%		YTD 2012	YTD 2011%

Americas		72	46	57	41	76	165	174	(5)
The Netherlands		59	30	97	9	—	116	27	—
United Kingdom		24	22	9	16	50	73	55	33
New Markets		18	19	(5)	27	(33)	61	95	(36)

Total		173	117	48	93	86	415	351	18

Modeled new business, APE and deposits
		Premium business APE					Premium business APE
EUR millions	Notes	Q3 2012	Q2 2012%		Q3 2011%		YTD 2012	YTD 2011%
	9
Americas		283	281	1	223	27	843	695	21
The Netherlands		49	73	(33)	33	48	192	153	25
United Kingdom		183	205	(11)	200	(9)	604	663	(9)
New Markets		52	157	(67)	64	(19)	338	327	3

Total		567	716	(21)	520	9	1,977	1,838	8

		Deposit business Deposits					Deposit business Deposits
EUR millions	Notes	Q3 2012	Q2 2012%		Q3 2011%		YTD 2012	YTD 2011%
	9
Americas		5,800	5,209	11	6,104	(5)	15,944	14,177	12
United Kingdom		5	10	(50)	11	(55)	23	47	(51)
New Markets		125	123	2	186	(33)	428	660	(35)

Total		5,930	5,342	11	6,301	(6)	16,395	14,884	10

MCVNB/PVNBP summary
		Premium business				Premium business
		MCVNB	PVNBP	MCVNB / PVNBP	MCVNB / APE	MCVNB	PVNBP	MCVNB / PVNBP	MCVNB / APE
EUR millions	Notes	Q3 2012%			%	YTD 2012%			%
	10
Americas		38	1,265	3.0	13.6	93	3,717	2.5	11.0
The Netherlands		59	939	6.3	121.8	116	2,640	4.4	60.6
United Kingdom		24	1,306	1.9	13.3	73	4,050	1.8	12.1
New Markets		18	759	2.4	34.8	60	2,631	2.3	17.8

Total		139	4,269	3.2	24.4	342	13,038	2.6	17.3

		Deposit business				Deposit business
		MCVNB	PVNBP	MCVNB / PVNBP	MCVNB / Deposits	MCVNB	PVNBP	MCVNB / PVNBP	MCVNB / Deposits
EUR millions	Notes	Q3 2012%			%	YTD 2012%			%
	10
Americas		34	9,139	0.4	0.6	72	24,048	0.3	0.5
United Kingdom		—	4	—	—	—	22	—	—
New Markets		—	155	—	—	1	607	0.1	0.1

Total		34	9,298	0.4	0.6	73	24,677	0.3	0.4

Notes:

1)

For segment reporting purposes underlying earnings before tax, net underlying earnings, commissions and expenses, operating expenses, income tax (including associated companies), income before tax (including associated companies) and market consistent value of new business are calculated by consolidating on a proportionate basis the revenues and expenses of Aegon’s associated companies in Spain, India, Brazil and Mexico. Aegon believes that its non-IFRS measures provide meaningful information about the underlying operating results of its business including insight into the financial measures that Aegon’s senior management uses in managing its business. Among other things, Aegon’s senior management is compensated based in part on Aegon’s results against targets using the non-IFRS measures presented here. While other insurers in Aegon’s peer group present substantially similar non-IFRS measures, the non-IFRS measures presented in this document may nevertheless differ from the non-IFRS measures presented by other insurers. There is no standardized meaning to these measures under IFRS or any other recognized set of accounting standards and readers are cautioned to consider carefully the different ways in which Aegon and its peers present similar information before comparing them.

Aegon believes the non-IFRS measures shown herein, when read together with Aegon’s reported IFRS financial statements, provide meaningful supplemental information for the investing public to evaluate Aegon’s business after eliminating the impact of current IFRS accounting policies for financial instruments and insurance contracts, which embed a number of accounting policy alternatives that companies may select in presenting their results (i.e. companies can use different local GAAPs) and that can make the comparability from period to period difficult. For a definition of underlying earnings and the reconciliation from underlying earnings before tax to income before tax, being the most comparable IFRS measure, reference is made to Note 3 “Segment information” of Aegon’s Condensed consolidated interim financial statements.

2)	Net income refers to net income attributable to equity holders of Aegon N.V. and non-controlling interest.
3)	Sales is defined as new recurring premiums plus 1/10 of single premiums plus 1/10 of gross deposits plus new premium production accident and health plus new premium production general insurance.
4)

The present value, at point of sale, of all cashflows for new business written during the reporting period, calculated using approximate point of sale economics assumptions. Market consistent value of new business is calculated using a risk neutral approach, ignoring the investment returns expected to be earned in the future in excess of risk free rates (swap curves), with the exeption of an allowance for liquidity premium. The market consistent value of new business is calculated on a post tax basis, after allowing for the time value financial options and guarentees, a market value margin for non-hedgeable financial and non-financial risks and the costs of non-hedgeable stranded capital.

5)	Return on equity is calculated by dividing the net underlying earnings after cost of leverage by the average shareholders’ equity excluding the preferred shares and the revaluation reserve.
6)

Capital securities that are denominated in foreign currencies are, for purposes of calculating the capital base ratio, revalued to the period-end exchange rate. All ratios exclude Aegon’s revaluation reserve.

7)	Included in other income/(charges) are charges made to policyholders with respect to income tax in the United Kingdom.
8)

Includes production on investment contracts without a discretionary participation feature of which the proceeds are not recognized as revenues but are directly added to Aegon’s investment contract liabilities.

9)	APE = recurring premium + 1/10 single premium.
10)

PVNBP: Present value of new business premiums (PVNBP) is the premiums for the new business sold during the reporting period, projected using assumptions and projection periods that are consistent with those used to calculate the market consistent value of new business, discounted back to point of sale using the swap curve (plus liquidity premium where applicable).

[1]1)	Reconciliation of operating expenses, used for segment reporting, to Aegon’s IFRS based operating expenses.

	Q3 2012	YTD 2012

Employee expenses	504	1,537
Administrative expenses	280	814

Operating expenses for IFRS reporting	784	2,351
Operating expenses related to associates	14	42

Operating expenses in earnings release	798	2,393

12)	New life sales, gross deposits and net deposits data include results of Aegon’s associated companies in Spain, India, Brazil and Mexico which are consolidated on a proportionate basis.
13)

Operational free cash flow reflect the sum of the return on free surplus, earnings on in-force business, release of required surplus on in-force business reduced by new business first year strain and required surplus on new business. Refer to Aegon’s Embedded Value 2011 report for further details.

a)

The calculation of the IGD (Insurance Group Directive) capital surplus and ratio are based on Solvency I capital requirements on IFRS for entities within the EU (Pillar 1 for Aegon UK), and local regulatory solvency measurements for non-EU entities.

Specifically, required capital for the life insurance companies in the US is calculated as two times the upper end of the Company Action Level range (200%) as applied by the National Association of Insurance Commissioners in the US. The calculation of the IGD ratio excludes the available and required capital of the UK With-Profit funds. In the UK solvency surplus calculation the local regulator only allows the available capital number of the With-Profit funds included in overall local available capital to be equal to the amount of With-Profit funds’ required capital.

b)	The results in this release are unaudited.

c)

The comparative 2011 figures have been revised to reflect changes in Aegon’s organization. Businesses in Asia, which were previously managed by Aegon Americas, are included in the Asia line of business within the New Markets segment. This revision in financial reporting reflects changes in management of the organization, as Aegon’s Asian operations are now managed from the company’s regional head office in Hong Kong.

ADDITIONAL INFORMATION

The Hague, November 8, 2012

Media conference call

7:45 a.m. CET

Podcast available after the call on aegon.com

Analyst & investor conference call

9:00 a.m. CET

Audio webcast on aegon.com

Dial-in numbers

United States: +1 480 629 9673

United Kingdom: +44 207 153 2027

The Netherlands: +31 45 631 6905

Two hours after the conference call, a replay will be available on aegon.com.

Supplements

Aegon’s Q3 2012 Financial Supplement and Condensed Consolidated Interim Financial Statements are available on aegon.com.

DISCLAIMERS

Cautionary note regarding non-GAAP measures

This document includes certain non-GAAP financial measures: underlying earnings before tax and market consistent value of new business. The reconciliation of underlying earnings before tax to the most comparable IFRS measure is provided in Note 3 “Segment information” of Aegon’s Condensed consolidated interim financial statements. Market consistent value of new business is not based on IFRS, which are used to report Aegon’s primary financial statements and should not be viewed as a substitute for IFRS financial measures. Aegon may define and calculate market consistent value of new business differently than other companies. Aegon believes that these non-GAAP measures, together with the IFRS information, provide meaningful supplemental information that Aegon’s management uses to run its business as well as useful information for the investment community to evaluate Aegon’s business relative to the businesses of its peers.

Local currencies and constant currency exchange rates

This document contains certain information about Aegon’s results, financial condition and revenue generating investments presented in USD for the Americas and GBP for the United Kingdom, because those businesses operate and are managed primarily in those currencies. Certain comparative information presented on a constant currency basis eliminates the effects of changes in currency exchange rates. None of this information is a substitute for or superior to financial information about Aegon presented in EUR, which is the currency of Aegon’s primary financial statements.

Forward-looking statements

The statements contained in this document that are not historical facts are forward-looking statements as defined in the US Private Securities Litigation Reform Act of 1995. The following are words that identify such forward-looking statements: aim, believe, estimate, target, intend, may, expect, anticipate, predict, project, counting on, plan, continue, want, forecast, goal, should, would, is confident, will, and similar expressions as they relate to Aegon. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. Aegon undertakes no obligation to publicly update or revise any forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which merely reflect company expectations at the time of writing. Actual results may differ materially from expectations conveyed in forward-looking statements due to changes caused by various risks and uncertainties. Such risks and uncertainties include but are not limited to the following:

•	Changes in general economic conditions, particularly in the United States, the Netherlands and the United Kingdom;

•	Changes in the performance of financial markets, including emerging markets, such as with regard to:

•	The frequency and severity of defaults by issuers in Aegon’s fixed income investment portfolios;

•	The effects of corporate bankruptcies and/or accounting restatements on the financial markets and the resulting decline in the value of equity and debt securities Aegon holds; and

•	The effects of declining creditworthiness of certain private sector securities and the resulting decline in the value of sovereign exposure that Aegon holds;

•	Changes in the performance of Aegon’s investment portfolio and decline in ratings of Aegon’s counterparties;

•	Consequences of a potential (partial) break-up of the euro;

•	The frequency and severity of insured loss events;

•	Changes affecting mortality, morbidity, persistence and other factors that may impact the profitability of Aegon’s insurance products;

•	Reinsurers to whom Aegon has ceded significant underwriting risks may fail to meet their obligations;

•	Changes affecting interest rate levels and continuing low or rapidly changing interest rate levels; changes affecting currency exchange rates, in particular the EUR/USD and EUR/GBP exchange rates;

•

Changes in the availability of, and costs associated with, liquidity sources such as bank and capital markets funding, as well as conditions in the credit markets in general such as changes in borrower and counterparty creditworthiness;

•	Increasing levels of competition in the United States, the Netherlands, the United Kingdom and emerging markets;

•

Changes in laws and regulations, particularly those affecting Aegon’s operations, ability to hire and retain key personnel, the products Aegon sells, and the attractiveness of certain products to its consumers;

•	Regulatory changes relating to the insurance industry in the jurisdictions in which Aegon operates;

•

Changes in customer behavior and public opinion in general related to, among other things, the type of products also Aegon sells, including legal, regulatory or commercial necessity to meet changing customer expectations;

•	Acts of God, acts of terrorism, acts of war and pandemics;

•	Changes in the policies of central banks and/or governments;

•

Lowering of one or more of Aegon’s debt ratings issued by recognized rating organizations and the adverse impact such action may have on Aegon’s ability to raise capital and on its liquidity and financial condition;

•

Lowering of one or more of insurer financial strength ratings of Aegon’s insurance subsidiaries and the adverse impact such action may have on the premium writings, policy retention, profitability and liquidity of its insurance subsidiaries;

•	The effect of the European Union’s Solvency II requirements and other regulations in other jurisdictions affecting the capital Aegon is required to maintain;

•	Litigation or regulatory action that could require Aegon to pay significant damages or change the way Aegon does business;

•

As Aegon’s operations support complex transactions and are highly dependent on the proper functioning of information technology, a computer system failure or security breach may disrupt Aegon’s business, damage its reputation and adversely affect its results of operations, financial condition and cash flows;

•	Customer responsiveness to both new products and distribution channels;

•	Competitive, legal, regulatory, or tax changes that affect profitability, the distribution cost of or demand for Aegon’s products;

•	Changes in accounting regulations and policies may affect Aegon’s reported results and shareholder’s equity;

•

The impact of acquisitions and divestitures, restructurings, product withdrawals and other unusual items, including Aegon’s ability to integrate acquisitions and to obtain the anticipated results and synergies from acquisitions;

•	Catastrophic events, either manmade or by nature, could result in material losses and significantly interrupt Aegon’s business; and

•	Aegon’s failure to achieve anticipated levels of earnings or operational efficiencies as well as other cost saving initiatives.

Further details of potential risks and uncertainties affecting Aegon are described in its filings with NYSE Euronext Amsterdam and the US Securities and Exchange Commission, including the Annual Report. These forward-looking statements speak only as of the date of this document. Except as required by any applicable law or regulation, Aegon expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Aegon’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

About Aegon

As an international insurance, pensions and asset management company based in The Hague, Aegon has businesses in over twenty markets in the Americas, Europe and Asia. Aegon companies employ approximately 25,000 people and have nearly 47 million customers across the globe. Further information: aegon.com.